As filed with the Securities and Exchange Commission on July 30, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________________

FORM F-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_____________________________________

MAMMA.COM INC.

(Exact name of registrant as specified in its charter)

Province of Ontario (Canada)	None
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification Number)

388 St. Jacques Street West, 8th Floor
Montreal, Quebec
Canada H2Y 1S1
(514) 844-2700

(Address and telephone number of Registrant’s principal executive office)

_____________________________________

Michael E. Storck, Esq.
Blair & Roach, LLP
2645 Sheridan Drive
Tonawanda, New York 14150
(716) 834-9181

(Name, address and telephone number of agent for service)

_____________________________________

Copies to:

Michael E. Storck, Esq.	Daniel Bertrand
Blair & Roach, LLP	Executive Vice President and Chief
2645 Sheridan Drive	Financial Officer
Tonawanda, New York 14150	388 St. Jacques Street West, 8th Floor
Montreal, Quebec
Canada H2Y 1S1

        Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective, as determined by market conditions and other factors.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [   ]

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [   ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Amount to be registered	Offering Price per Share	Aggregate Offering Price	Registration Fee
Securities to be registered	(1)(2)	(3)	(3)	(3)

Common Shares, no par value	2,267,372	$6.23	$14,125,727	$1,790

(1)	The Common Shares covered by this registration statement include 1,515,980 issued Common Shares and 751,392 Common Shares issuable upon exercise of outstanding warrants.

(2)	Pursuant to Rule 416 of the Securities Act of 1933, the Common Shares covered by this registration statement include an indeterminate number of additional Common Shares that may be offered, issued or sold in connection with the exercise of warrants to prevent dilution resulting from stock splits, stock dividends and similar dilutive events.

(3)	Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, on the basis of the average of the high and the low prices ($ 6.40 and $ 6.06, respectively) of one Common Shares as reported by Nasdaq on July 23, 2004.

_____________________________________

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED JULY 30, 2004

PROSPECTUS

2,267,372 Common Shares

MAMMA.COM INC.

        The Common Shares of Mamma.com trade in the United States on The Nasdaq SmallCap Market under the symbol “MAMA.” On July 23, 2004, the last reported sale price of a Common Share, as reported by Nasdaq, was $ 6.20.

        This prospectus relates to the resale by the selling shareholders of 2,267,372 Common Shares, including 1,515,980 Common Shares that were issued and sold in a private placement and 751,392 Common Shares that may be issued and sold in connection with the exercise of warrants we issued to the selling shareholders named in this prospectus. We are registering the resale of the 2,267,372 Common Shares pursuant to commitments with the selling shareholders. We will not receive any proceeds from the sale of the Common Shares offered by this prospectus.

        See “Summary of Risks” beginning on page 5 to read about certain risks you should consider before buying the Common Shares.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated July ___, 2004.

TABLE OF CONTENTS

Prospectus Summary	2
About Mamma.com	2
About The Offering	2
Where You Can Find More Information	3
Enforceability of Civil Liabilities Against Foreign Persons	4
Currency Translation	4
Registrar and Transfer Agent for Common Shares	4
Summary of Risks	5
Capitalization	14
Market Price Data	14
Notice Regarding Forward-Looking Statements	16
Recent Developments	17
Use of Proceeds	18
Material US Federal and Canadian Tax Consequences	18
Selling Shareholders	22
Plan of Distribution	24
Expenses Associated with the Registration	26
Legal Matters	27
Experts	27
Disclosure of SEC Position on Indemnification for Securities Act Liabilities	27
Index to Financial Statements	28
Financial Statements	31

Prospectus Summary

        You should read the following summary together with the more detailed information about us, the Common Shares that may be sold from time to time, and our financial statements and the notes to them, all of which appear elsewhere in this prospectus or in the documents incorporated by reference in this prospectus.

About Mamma.com

        We are focused on providing first-rate quality information retrieval on the Internet through our Mamma.com The Mother of All Search Engines(R) metasearch engine and are a leading provider of integrated marketing solutions to online advertisers under our Mamma Media Solutions(TM) brand. Mamma.com The Mother of All Search Engines(R) is one of the most popular metasearch engines on the Internet, as it makes it easier and faster for people to find information by gathering the most relevant results from the best search engines on the Internet. The Mamma Media Solutions(TM) brand is equally focused on being one of the leading providers of online marketing solutions to advertisers as its integrated offer includes keyword search listings, numerous sizes of graphic ad units and opt-in email marketing solutions. Our Mamma Media Solutions(TM) brand maintains a large publisher network on which it distributes search and graphic ad units for its advertisers. We also hold minority interests in analog integrated circuit products, and in the new media and telecommunications sectors.

About the Offering

        This prospectus registers the resale by the selling shareholders of 2,267,372 Common Shares, including 1,515,980 Common Shares that were issued and sold in a private placement and 751,392 Common Shares that may be issued and sold in connection with the exercise of warrants we issued to the selling shareholders named in this prospectus. We are registering the resale of the 2,267,372 Common Shares pursuant to commitments with the selling shareholders. We will not receive any proceeds from the sale of the Common Shares offered by this prospectus. Our Common Shares are listed for quotation on The Nasdaq SmallCap Market, and reports and other information filed by us can be inspected at the offices of Nasdaq.

Where You Can Find More Information

        We file annual and special reports and other information with the SEC. You may obtain these filings over the internet at the SEC’s Web site at http://www.sec.gov. You may also read and copy these filings at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330, and may obtain copies of our filings from the public reference room by calling (202) 942-8090. Our corporate internet address is http://www.mammainc.com.

        The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the selling shareholders sell all the shares. This prospectus is part of a registration statement we filed with the SEC (Registration No 333- ___________).

        Annual Report on Form 20-F for the year ended December 31, 2003, filed on May 27, 2004;

        Report on Form 6-K filed on May 17, 2004; and

        Report on Form 6-K filed on July 8, 2004.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Corporate Secretary
Mamma.com Inc.
388 St. Jacques Street West
8th Floor
Montreal, Quebec
Canada H2Y 1S1
Tel: (514) 844-2700

        You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

        We are a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934. As a result, (1) our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, (2) transactions in our equity securities by our officers and directors are exempt from Section 16 of the Exchange Act, and (3) until November 4, 2002, we were not required to make, and did not make, our SEC filings electronically, so that filings before that date are not available on the SEC’s website. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Enforceability of Civil Liabilities Against Foreign Person

        We are a corporation organized under the laws of Ontario, Canada. Several of our directors and officers and certain experts named in the registration statement are residents of Canada or other non-U.S. jurisdictions. Substantial portions of the assets of these persons and of Mamma.com are located in Canada or other non-U.S. jurisdictions.

        We have appointed Michael E. Storck, Esq. of Blair & Roach, LLP as our agent to receive service of process in any legal action against us. However, it may not be possible for investors to effect service of process upon Mamma.com or its non-U.S. directors, officers or experts named in the registration statement or to enforce any judgment obtained against these persons in U.S. courts. Also, it may not be possible to enforce U.S. securities laws or judgments obtained in U.S. courts against these persons in a non-U.S. jurisdiction.

Currency Translation

        Mamma.com publishes its financial statements in United States dollars. Unless otherwise specified, all references to “U.S. dollars”, “dollars”, “$” or “U.S. $” are to United States dollars. No representation is made that the U.S. dollar amounts shown in this prospectus could have been or could be converted into Canadian dollars, as the case may be, at any particular rate or at all.

Registrar and Transfer Agent

        Equity Transfer Services Inc. act as the registrar and transfer agent for our Common Shares. Equity Transfer Services' offices are located at 120 Adelaide Street West, Suite 420, Toronto, Ontario, Canada M5H 4C3.

Summary of Risks

        The Common Shares offered by this prospectus are speculative and subject to a high degree of risk. You should consider carefully the risks set forth below, together with all of the other information included in this prospectus (and any supplement hereto), as well as in the reports and other information we file with the SEC, before you decide to purchase our Common Shares.

Our revenues depend to a high degree on our relationship with one customer, the loss of which would adversely affect our business and results of operations.

        During the financial years ended December 31, 2003 and December 31, 2002, approximately 32% and 16% respectively of our revenues were derived from an agreement with our largest customer. During the first quarter of 2004, revenues from this customer represented 54% of our revenues. Although we monitor our accounts receivable for credit risk deterioration and this customer has been paying its payables to Mamma.com in accordance with the terms of this agreement with the company, there can be no assurance that it will continue to do so or that it will continue to do so at the volume of business it has done historically. Our loss of this customer’s business would adversely affect our business and results of operations.

Resolution of informal SEC inquiry could depress the market price for our Common Shares, reduce the liquidity of the Common Shares' trading market and negatively affect our results of operations.

        On March 18, 2004, the United States Securities and Exchange Commission (“SEC”) notified us that it was conducting a non-public informal inquiry entitled “In the Matter of Trading in the Securities of Mamma.com Inc.”, and requested that we produce documents and information concerning, among other things, trading in the our stock, our acquisition activities and related reporting matters. The SEC notification advised that the existence of the inquiry should not be construed as an indication by the SEC that any violations of law had occurred. To date, management believes it has cooperated fully with all of the SEC’s requests in connection with the investigation. Our independent auditors in Canada also received a request from the SEC in connection with the above-referenced informal investigation seeking the production of documents concerning us. The independent auditors have advised us that they are cooperating fully with the SEC’s request. Although we believe our activities have complied with applicable requirements of the Securities Act of 1933 and the Securities and Exchange Act, an adverse determination by the SEC in the investigation could depress the market price for our Common Shares, reduce the liquidity of the Common Shares’ trading market and negatively affect our results of operations.

We rely on our co-branded web site partners for a significant portion of our net revenues, and otherwise benefit from our association with them. The loss of these co-branded web site partners could prevent us from receiving the benefits we receive from our association with these co-branded web site partners, which could adversely affect our business.

        We provide advertising, web search and other services to members of our co-branded partner web sites. We expect the percentage of our net revenues generated from this network to increase in the future. We consider this network to be critical in the future growth of our net revenues. However, some of the participants in this network may compete with us in one or more areas. Therefore, they may decide in the future to terminate their agreements with us. If our co-branded web site partners decide to use a competitor’s or their own web search or advertising services, our net revenues would decline.

We face competition from other internet companies, including web search providers, internet advertising companies and destination web sites that may also bundle their services with internet access.

        In addition to Microsoft, Yahoo and Google, we face competition from other web search providers, including companies that are not yet known to us. We compete with internet advertising companies, particularly in the areas of pay-for-performance and keyword-targeted internet advertising. Also, we may compete with companies that sell products and services online because these companies, like us, are trying to attract users to their web sites to search for information about products and services.

        We also compete with destination web sites that seek to increase their search-related traffic. These destination web sites may include those operated by internet access providers, such as cable and DSL service providers. Because our users need to access our services through internet access providers, they have direct relationships with these providers. If an access provider or a computer or computing device manufacturer offers online services that compete with ours, the user may find it more convenient to use the services of the access provider or manufacturer. In addition, the access provider or manufacturer may make it hard to access our services by not listing them in the access provider’s or manufacturer’s own menu of offerings. Also, because the access provider gathers information from the user in connection with the establishment of a billing relationship, the access provider may be more effective than we are in tailoring services and advertisements to the specific tastes of the user.

        There has been a trend toward industry consolidation among our competitors, and so smaller competitors today may become larger competitors in the future. If our competitors are more successful than we are at generating traffic and advertising, our revenues may decline.

We face competition from traditional media companies, and we may not be included in the advertising budgets of large advertisers, which could harm our operating results.

        In addition to internet companies, we face competition from companies that offer traditional media advertising opportunities. Most large advertisers have set advertising budgets, a very small portion of which is allocated to internet advertising. We expect that large advertisers will continue to focus most of their advertising efforts on traditional media. If we fail to convince these companies to spend a portion of their advertising budgets with us, or if our existing advertisers reduce the amount they spend on our programs, our operating results would be harmed.

We expect our growth rates to decline and anticipate downward pressure on our operating margin in the future.

        We expect that in the future our revenue growth rate will decline and anticipate that there will be downward pressure on our operating margin. We believe our revenue growth rate will decline as a result of anticipated changes to our advertising program revenue mix, increasing competition and the inevitable decline in growth rates as our net revenues increase to higher levels. We believe our operating margin will decline as a result of increasing competition and increased expenditures for all aspects of our business as a percentage of our net revenues, including product development and sales and marketing expenses. We also expect that our operating margin may decline as a result of increases in the proportion of our net revenues generated from our co-branded partner web sites. The margin on revenue we generate from our co-branded partner web sites is generally significantly less than the margin on revenue we generate from advertising on our web sites. Additionally, the margin we earn on revenue generated from our co-branded partner web sites could decrease in the future if our co-branded partners require a greater portion of the advertising fees.

If we do not continue to innovate and provide products and services that are useful to users, we may not remain competitive, and our revenues and operating results could suffer.

        Our success depends on providing products and services that people use for a high quality internet experience. Our competitors are constantly developing innovations in web search, online advertising and providing information to people. As a result, we must continue to invest significant resources in research and development in order to enhance our web search technology and our existing products and services and introduce new high-quality products and services that people will use. If we are unable to predict user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, we may lose users, advertisers and co-branded web site partners. Our operating results would also suffer if our innovations are not responsive to the needs of our users, advertisers and co-branded web site partners are not appropriately timed with market opportunity or are not effectively brought to market. As search technology continues to develop, our competitors may be able to offer search results that are, or that are perceived to be, substantially similar or better than those generated by our search services. This may force us to compete on bases in addition to quality of search results and to expend significant resources in order to remain competitive.

We generate all of our revenue from advertising, and the reduction of spending by or loss of advertisers could seriously harm our business.

        We generated all of our net revenues in 2003 from our advertisers. Our advertisers can generally terminate their contracts with us at any time. Advertisers will not continue to do business with us if their investment in advertising with us does not generate sales leads, and ultimately customers, or if we do not deliver their advertisements in an appropriate and effective manner. If we are unable to remain competitive and provide value to our advertisers, they may stop placing ads with us, which could negatively affect our net revenues and business.

Our operating results may be subject to fluctuations.

        Our operating results may fluctuate as a result of many factors related to our business, including the competitive conditions in the industry, loss of significant customers, delays in the development of new services and usage of the internet, as described in more detail below, and general factors such as size and timing of orders and general economic conditions.

We face significant competition from Microsoft, Yahoo and Google.

        We face formidable competition in every aspect of our business, and particularly from other companies that seek to connect people with information on the web and provide them with relevant advertising. Currently, we consider our primary competitors to be Microsoft, Yahoo and Google. Microsoft has announced plans to develop a new web search technology that may make web search a more integrated part of the Windows operating system. We expect that Microsoft will increasingly use its financial and engineering resources to compete with us. Yahoo has become an increasingly significant competitor, having acquired Overture Services, which offers internet advertising solutions that compete with our advertising programs, as well as Inktomi, AltaVista and AllTheWeb search engines.

        Microsoft, Yahoo and Google have more employees and cash resources than we do. These companies also have longer operating histories and more established relationships with customers. They can use their experience and resources against us in a variety of competitive ways, including by making acquisitions, investing more aggressively in research and development and competing more aggressively for advertisers and web sites. Microsoft, Yahoo and Google also may have a greater ability to attract and retain users than we do because they operate internet portals with a broad range of products and services. If Microsoft, Yahoo or Google are successful in providing similar or better web search results compared to ours or leverage their platforms to make their web search services easier to access than ours, we could experience a significant decline in user traffic. Any such decline in traffic could negatively affect our net revenues.

Volatility of stock price and trading volume could adversely affect the market price and liquidity of the market for our Common Shares.

        Our Common Shares are subject to significant price and volume fluctuations some of which result from various factors including (a) changes in our business, operations, and future prospects, (b) general market and economic conditions, and (c) other factors affecting the perceived value of our Common Shares. Significant price and volume fluctuations have particularly impacted the market prices of equity securities of many technology companies including without limitation those providing communications software or Internet-related products and services. Some of these fluctuations appear to be unrelated or disproportionate to the operating performance of such companies. The market price and trading volume of our Common Shares has been, and may likely continue to be, volatile, experiencing wide fluctuations. During the twelve-month period ended June 30, 2004, the closing per share price of our Common Shares has varied from $2.01 to $15.90. During that same period, the daily trading volume of our Common Shares has varied between 800 and 68,314,304 with an average daily trading of 2,085,734 Common Shares. Future market conditions may adversely affect the market price and trading volume of our Common Shares. Furthermore, should the market price of our Common Shares drop below the $1.00 per share minimum bid price requirement, our Common Shares risk being delisted from the NASDAQ SmallCap Market®, which would have an adverse effect on our business and liquidity of our Common Shares. Brokerage firms may not provide a market for low-priced stock, may not recommend low-priced stock to their clients and may charge a greater percentage commission on low-priced stock than that which they would charge on a transaction of a similar dollar amount but fewer shares. These circumstances may adversely impact trading in our Common Shares and may also adversely affect our ability to access capital.

Infringement and liability claims could damage our business.

        We and our operating companies may be subject to infringement or liability claims. From time to time, we have been, and expect to continue to be, subject to third party claims in the ordinary course of business. Any such claims may damage our business, including by (i) subjecting us to significant liability for damages, (ii) resulting in invalidation of our proprietary rights, (iii) being time-consuming and expensive to defend even if such claims are not meritorious; and (iv) resulting in the diversion of management’s time and attention. Liability claims may also arise in relation to business conducted via and information retrieved from the Internet, including claims for defamation, negligence, copyright or trademark infringement, personal injury or other theories based on the nature, content, publication and distribution of materials or the transaction of business via the Internet. Although we, via their contractual arrangements, seek to limit the scope of potential claims, there can be no assurance that any such contractual arrangements will adequately protect us against such claims.

Historical net results include net losses in the last five years; Working capital may be inadequate.

        We have reported net losses and net losses per share in each of the last five years. We have been financing operations mainly from funds obtained in several private placements, and from exercised warrants and options. On June 30, 2004, we sold in a $16.6 million private placement an aggregate of 1,515,980 Common Shares. Investors also received warrants to purchase an additional 606,392 shares of common stock at a price of $15.82 per share. The warrants will be exercisable beginning six months after the closing date, and will have a term of five years from the closing date. Management considers that cash and cash equivalents as at June 30, 2004 will be sufficient to meet normal operating requirements throughout fiscal 2004. Please refer to the discussion concerning this private placement beginning on page 17 of this prospectus. In the long term, we may require additional liquidity to fund growth, which could include additional equity offerings or debt finance. No assurance can be given that we will be successful in getting required financing in the future.

Minority interest in Ltrim may be written-down in the future.

        During the past years, we acquired minority interests in companies that develop and market analog integrated circuit products, new media and telecommunications sectors as a technology incubator. In February 2001, we announced a moratorium on new incubator activities. On a regular basis, we reassess our minority interests to determine if there is other than temporary decline in its value. All the our minority interests except the investment in Ltrim Technologies Inc. (“Ltrim”) have been written-down to nil as of December 31, 2002. Ltrim is a corporation in the development stage and there is no assurance that it will become profitable in the future or that we will be able to recover the cost of this minority interest. Consequently, our investment in Ltrim which amounts to approximately $1.1M may be written-down in the future.

Reduced internet use may adversely affect our results.

        Our business is based on Internet driven products and services including direct on-line Internet marketing. The emerging nature of the commercial uses of the Internet makes predictions concerning a significant portion of our future revenues difficult. As the industry is subject to rapid changes, we believe that period-to-period comparisons of its results of operations will not necessarily be meaningful and should not be relied upon as indicative of our future performance. It is also possible that in some fiscal quarters, our operating results will be below the expectations of securities analysts and investors. In such circumstances, the price of our Common Shares may decline. The success of a significant portion of our operations depends greatly on increased use of the Internet by businesses and individuals as well as increased use of the Internet for sales, advertising and marketing. It is not clear how effective Internet related advertising is or will be, or how successful Internet-based sales will be. Our results will suffer if commercial use of the Internet, including the areas of sales, advertising and marketing, fails to grow in the future.

Security breaches and privacy concerns may negatively impact our business.

        Consumer concerns about the security of transmissions of confidential information over public telecommunications facilities is a significant barrier to increased electronic commerce and communications on the Internet that are necessary for growth of the Company’s business. Many factors may cause compromises or breaches of the security systems we use or other Internet sites use to protect proprietary information, including advances in computer and software functionality or new discoveries in the fields of cryptography and processor design. A compromise of security on the Internet would have a negative effect on the use of the Internet for commerce and communications and negatively impact our business. Security breaches of their activities or the activities of their customers and sponsors involving the storage and transmission of proprietary information, such as credit card numbers, may expose our operating business to a risk of loss or litigation and possible liability. We cannot assure that the measures in place are adequate to prevent security breaches.

Increased regulation of the internet may adversely affect our business.

        If the Internet becomes more strongly regulated, a significant portion of our operating business may be adversely affected. For example, there is increased pressure to adopt laws and regulations relating to Internet unsolicited advertisements, privacy, pricing, taxation and content. In particular, the United States government recently enacted the CAN SPAM Act of 2003 that, among other matters, regulates certain aspects of e-mail marketing, such as the opt-in e-mail marketing our Digitalarrow subsidiary engages in. The enactment of any additional laws or regulations may impede the growth of the Internet and our Internet-related business, and could place additional financial burdens on us and our Internet-related business.

Changes in key personnel, labour availability and employee relations could disrupt our business.

        Our success is dependent upon the experience and abilities of our senior management and our ability to attract, train, retain and motivate other high-quality personnel, in particular for our technical and sales teams. There is significant competition in our industries for qualified personnel. Labour market conditions generally and additional companies entering industries which require similar labour pools could significantly affect the availability and cost of qualified personnel required to meet our business objectives and plans. There can be no assurance that we will be able to retain our existing personnel or that we will be able to recruit new personnel to support our business objectives and plans. We believe our employee relations are good. Currently, none of our employees are unionized. There can be no assurance, however, that a collective bargaining unit will not be organized and certified in the future. If certified in the future, a work stoppage by a collective bargaining unit could be disruptive and have a material adverse effect on us until normal operations resume.

Possible future exercise of warrants and pptions could dilute existing and future shareholders.

        As at July 15, 2004, we had 751,392 warrants and 166,334 stock options outstanding. As at July 15, 2004, the exercise prices of some of our outstanding warrants and all of our outstanding options issued pursuant to our stock option plan are lower than the market price of our Common Shares. While the market value of the Common Shares is above the respective exercise prices of some or all the warrants and options, their exercise could result in the issuance of up to an additional 917,726 Common Shares. To the extent such shares are issued, the percentage of our Common Shares held by our existing stockholders will be reduced. Under certain circumstances the conversion or exercise of any or all of the warrants or stock options might result in dilution of the net tangible book value of the shares held by existing Company stockholders. For the life of the warrants and stock options, the holders are given, at prices that may be less than fair market value, the opportunity to profit from a rise in the market price of the shares of Common Shares, if any. The holders of the warrants and stock options may be expected to exercise them at a time when the Company may be able to obtain needed capital on more favourable terms. In addition, we reserve the right to issue additional shares of Common Shares or securities convertible into or exercisable for shares of Common Shares, at prices, or subject to conversion and exercise terms, resulting in reduction of the percentage of outstanding Common Shares held by existing stockholders and, under certain circumstances, a reduction in the net tangible book value of existing stockholders’ Common Shares.

Strategic acquisitions and market expansion present special risks.

        A future decision to expand our business through acquisitions of other businesses and technologies presents special risks. Acquisitions entail a number of particular problems, including (i) difficulty integrating acquired technologies, operations, and personnel with the existing businesses, (ii) diversion of management’s attention in connection with both negotiating the acquisitions and integrating the assets as well as the strain on managerial and operational resources as management tries to oversee larger operations, (iii) exposure to unforeseen liabilities relating to acquired assets, and (iv) potential issuance of debt instruments or securities in connection with an acquisition possessing rights that are superior to the rights of holders of the our currently outstanding securities, any one of which would reduce the benefits expected from such acquisition and/or might negatively affect our results of operations. We may not be able to successfully address these problems. We also face competition from other acquirers, which may prevent us from realizing certain desirable strategic opportunities.

We do not plan to pay dividends on the Common Shares.

        We have never paid dividends on any class of our shares. Our management anticipates that any earnings generated from our operations will be used to finance our working capital and potential market expansion opportunities and that for the foreseeable future cash dividends will not be paid to holders of the Common Shares.

Rapidly evolving marketplace and competition may adversely impact our business.

        The markets for our products and services are characterized by (i) rapidly changing technology, (ii) evolving industry standards, (iii) frequent new product and service introductions, (iv) shifting distribution channels, and (v) changing customer demands. The success of the Company will depend on its ability to adapt to its rapidly evolving marketplaces. There can be no assurance that the introduction of new products and services by others will not render our products and services less competitive or obsolete. We expect to continue spending funds in an effort to enhance already technologically complex products and services and develop or acquire new products and services. Failure to develop and introduce new or enhanced products and services on a timely basis might have an adverse impact on our results of operations, financial condition and cash flows. Unexpected costs and delays are often associated with the process of designing, developing and marketing enhanced versions of existing products and services and new products and services. The market for our products and services is highly competitive, particularly the market for Internet products and services which lacks significant barriers to entry, enabling new businesses to enter this market relatively easily. Competition in the our markets may intensify in the future. Numerous well-established companies and smaller entrepreneurial companies are focusing significant resources on developing and marketing products and services that will compete with the Company’s products and services. Many of our current and potential competitors have greater financial, technical, operational and marketing resources. We may not be able to compete successfully against these competitors. Competitive pressures may also force prices for products and services down and such price reductions may reduce our revenues.

An inability to protect our intellectual property rights could damage our business.

        We rely upon a combination of trade secret, copyright, trademark and other laws to protect our intellectual property assets. We have entered into confidentiality agreements with our management and key employees with respect to such assets and limit access to, and distribution of, these and other proprietary information. However, the steps we take to protect our intellectual property assets may not be adequate to deter or prevent misappropriation. We may be unable to detect unauthorized uses of and take appropriate steps to enforce and protect our intellectual property rights. Although senior management believes that our services and products do not infringe on the intellectual property rights of others, we nevertheless are subject to the risk that such a claim may be asserted in the future. Any such claims could damage our business.

To the extent our net revenues are paid in foreign currencies, and currency exchange rates become unfavorable, we may lose some of the economic value of the net revenues in U.S. dollar terms.

        Although we currently transact a majority of our business in U.S. dollars, as we expand our operations more of our customers may pay us in foreign currencies. Conducting business in currencies other than U.S. dollars subjects us to fluctuations in currency exchange rates. If the currency exchange rates were to change unfavorably, the value of net receivables we receive in foreign currencies and later convert to U.S. dollars after the unfavorable change would be diminished. This could have a negative impact on our reported operating results. We do not currently engage in hedging strategies, such as forward contracts, options and foreign exchange swaps related to transaction exposures to mitigate this risk. If we determine to initiate such hedging activities in the future, there is no assurance these activities will effectively mitigate or eliminate our exposure to foreign exchange fluctuations. Additionally, such hedging programs would expose us to risks that could adversely affect our operating results, because we have limited experience in implementing or operating hedging programs. Hedging programs are inherently risky and we could lose money as a result of poor trades.

Higher inflation could adversely affect our results of operations and financial condition.

        We do not believe that the relatively moderate rates of inflation experienced in the United States and Canada in recent years have had a significant effect on our revenues or profitability. Although higher rates of inflation have been experienced in a number of foreign countries in which we might transact business, we do not believe that such rates have had a material effect on our results of operations, financial condition and cash flows. Nevertheless, in the future, high inflation could have a material, adverse effect on the Company’s results of operations, financial condition and cash flows.

Capitalization

        The following table sets forth the consolidated cash and consolidated capitalization of the Company as of March 31, 2004 prepared in accordance with Canadian GAAP (i) on an historical basis and (ii) as adjusted on a pro forma basis after giving effect to the acquisition of Digitalarrow LLC and High Performance Broadcasting, Inc., and to the sale of an aggregate $16,600,000 of common shares and warrants and the use of the proceeds therefrom. This table should be read in conjunction with our financial statements and the notes to them, all of which appear elsewhere in this prospectus and in the documents incorporated by reference in this prospectus.

	As at March 31, 2004
	Actual	As Adjusted
Cash and cash equivalents	11,275,794	25,581,022
Indebtedness
Current liabilities	3,510,177	3,549,226
Long term debt	--	--

	3,510,177	3,549,226
Shareholders' equity
Issued and outstanding - 10,464,549
(as adjusted: 12,070,529)
common shares	76,927,504	90,071,014
Additional paid-in capital	520,830	3,962,482
Deferred stock-based compensation	-220,293	-220,293
Cumulative translation adjustment	360,884	360,884
Deficit	-62,463,935	-62,463,935

Total shareholders' equity	15,124,990	31,710,152
Total capitalization	18,635,167	35,259,378

Market Price Data

U.S. and German Trading Markets

        The Company’s Common Shares are quoted on the NASDAQ Stock Market® — Small Cap Tier under the symbol “MAMA” and on the Third Market Segment of the Frankfurt and Berlin stock exchanges in Germany under the symbol “MAMA.F”. Prior to April 1999, the Company’s shares were quoted under various other trading symbols. With a corporate name change taking effect in August 1996 the Company’s common share trading symbol was changed to “INTAF” and in April 1999 the symbol was changed to “INTA”. On January 12, 2004, following the approval of the change of name of the Company to Mamma.com Inc. the symbol was changed to “MAMA”. On July 11, 2001, the Company filed articles of amendment consolidating its issued and outstanding Common Shares on the basis of one post-consolidation common share for every ten pre-consolidation Common Shares. The Company’s Common Shares started trading on the NASDAQ Small Cap Market® on a consolidated basis at the opening of the markets on July 13, 2001. As of that date, a “D” was appended to the Company’s trading symbol for twenty trading days so the trading community would be aware of the reverse split, after which time the “D” was removed.

        The following tables set forth the price history of the Company’s Common Shares reported on the NASDAQ Stock Market® and on the Third Market Segment of the Frankfurt and Berlin stock exchanges in Germany, which reflect inter-dealer prices without retail mark-ups or commissions and may not represent actual transactions. All prices referred to below are adjusted to take into account the July 2001 consolidation of the Company’s Common Shares on the basis of 1 post-consolidation common share for every 10 pre-consolidation Common Shares.

NASDAQ Small Cap Market® Annual High and Low Market Prices – 5 Years Ended December 31, 2003 (based on closing prices)

Year	High	Low

2003	4.51	1.25
2002	2.70	0.92
2001	8.40	1.25
2000	141.87	2.81
1999	74.37	27.50

NASDAQ Small Cap Market® Quarterly High and Low Market Prices – 2 Years Ended June 30, 2004 and Latest Quarter
(based on closing prices)

Quarter End	High	Low

06/30/04	17.49	9.81
03/31/04	15.80	3.112
12/31/03	4.25	2.47
09/30/03	4.51	2.00
06/30/03	2.75	1.91
03/31/03	2.35	1.25
12/31/02	1.57	0.92
09/30/02	1.55	1.02
06/30/02	1.52	1.05

Monthly High and Low Market Prices – 8 Months Ended June 30, 2004 (based on closing prices)

Month	High	Low

June 2004	14.23	11.15
May 2004	14.07	9.81
April 2004	17.49	11.50
March 2004	15.80	3.91
February 2004	4.22	3.60
January 2004	4.97	3.112
December 2003	3.70	2.98
November	4.25	3.30

Frankfurt Exchange (based on closing prices) – High and Low Market Prices – 4 Years Ended December 31, 2003 (in euros)

Year	High	Low

2003	4.10	1.00
2002	2.80	0.85
2001	8.50	2.20
2000	139.00	3.50

Frankfurt Exchange (based on closing prices) Quarterly High and Low Market Prices – 2 Years Ended March 31, 2004 and Latest Quarter (in euros)

Quarter	High	Low

06/30/04	13.57	8.54
03/31/04	12.70	2.53
12/31/03	3.60	2.12
09/30/03	4.10	1.60
06/30/03	2.65	1.60
03/31/03	2.00	1.05
12/31/02	1.40	0.90
09/30/02	1.40	0.85
06/30/02	1.52	0.95

Frankfurt Exchange (based on closing prices) Annual High and Low Market Prices – 8 Months Ended April 30, 2003 (in euros)

Month	High	Low

June 2004	10.91	9.22
May 2004	10.99	8.54
April 2004	14.90	9.80
March 2004	12.70	3.20
February 2004	3.35	2.95
January 2004	3.90	2.53
December 2003	3.03	2.40
November 2003	3.60	2.85

        Equity Transfer Services, Inc. of Toronto, Ontario, Canada acts as registrar and transfer agent for the Company's Common Shares.

Notice Regarding Forward-Looking Statements

        This prospectus and the documents incorporated in it by reference contain forward-looking statements that involve known and unknown risks and uncertainties. We include this notice for the express purpose of permitting Mamma.com to avail itself of the protections of the safe harbor provided by the Private Securities Litigation Reform Act of 1995 for all such forward looking statements. Examples of forward-looking statements include: (1) projections of capital expenditures, revenues, growth, prospects, financial resources and other financial matters; (2) statements of our plans or objectives; and (3) statements using the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “intend,” “plan,” “project,” “understand” and other verbs suggesting uncertainty.

        Our ability to predict results of our operations or the effects of certain events on our operating results is inherently uncertain. Therefore, we caution you to consider carefully the matters described under the caption “Summary of Risks” and certain other matters discussed in this prospectus, the documents incorporated by reference in this prospectus, and other publicly available sources such as our Form 20-F Annual report we filed with the SEC respecting the 2003 fiscal year. Such risks and many other factors beyond the control of our management could cause the actual results, performance or achievements of Mamma.com to be materially different from any future results, performance or achievements that may be expressed or implied by the forward-looking statements.

Recent Developments

Corporate Acquisitions — Digitalarrow LLC and High Performance Broadcasting Inc.

        On June 10, 2004, we completed the acquisition of the business of Digitalarrow LLC and High Performance Broadcasting Inc. in Florida, privately held marketing companies that are engaged in the distribution of on-line, opt-in e-mail marketing solutions via the internet. In that acquisition, our wholly-owned subsidiary, Mamma.com (USA) Inc., entered into a Securities Purchase Agreement with Digitalarrow LLC and High Performance Broadcasting and their equity holders, pursuant to which we acquired all equity interests in Digitalarrow LLC and High Performance Broadcasting Inc. The consideration for the acquisition consisted of $1,050,000 in cash and 90,000 of our Common Shares.

        Digitalarrow had approximately $2.3 million in revenue in 2003. Through a database of opt-in e-mail addresses, it delivers promotional material in consideration for a cost per thousand (CPM) based fee. Digitalarrow delivers on average 40 million e-mails per business day, mostly in the United States. With this acquisition, our Mamma Media Solutions™ brand has added e-mail marketing to its portfolio of on-line marketing services and now offers advertisers a one-stop shop approach for their on-line marketing requirements, including pay-per-click advertising through our search network, ad creatives (graphic advertising, e.g., banners) through our ad network and now opt-in e-mail marketing services.

        The description of the terms of the acquisition of Digitalarrow and High Performance Broadcasting set forth herein does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the detailed provisions of the underlying agreements filed as exhibits to the registration statement of which this prospectus forms a part.

Financing-Sale of Common Shares and Warrants

        On June 30, 2004, we sold under a securities purchase agreement an aggregate of 1,515,980 Common Shares and 606,392 warrants (“Warrants”) to certain accredited investors (collectively, the “Investors”) for an aggregate price of $16,600,000. Each Warrant entitles the holder to purchase one (1) additional Common Share (the “Warrant Shares”) at an exercise price equal to $15.82 per share (subject to adjustment pursuant to the terms of the Warrants.

        We also granted registration rights to the Investors, pursuant to which we agreed to file with the SEC the registration statement of which this prospectus is a part covering the resale of the Common Shares and the Warrant Shares by the Investors. A copy of the Securities Purchase Agreement and the form of the warrants are attached as exhibits to our Form 6-K filed with the SEC July 8, 2004.

Revenue from Largest Customer

        We have one major customer from which we derive 10% or more of our total revenue. Revenue from this customer amounted to $2,851,005, $670,722 and $803,308 in 2003, 2002 and 2001 respectively. Although there can be no assurance that we will be able to retain this customer in the future, to date there has been no negative developments in our relationship with this customer. The relationship is very active and management does not believe the customer is a significant credit risk at this point. The revenue of this customer for the first quarter 2004 has increased such that revenue represented 54% of total revenue. Although we cannot assure you, we expect a reduction of this proportion for the remaining quarters in 2004.

Use of Proceeds

        Mamma.com will not receive any additional proceeds from the resale by our selling shareholders of the Common Shares offered by this prospectus. The selling shareholders will pay any underwriting discounts and commissions and expenses incurred by the selling shareholders for brokerage, accounting, tax or any other expenses incurred by the selling shareholders in disposing of the Common Shares in this offering. We will bear some of the legal expenses incurred by the selling shareholders and all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, listing fees of the Nasdaq Stock Market and fees and expenses of our counsel and our accountants.

Material US Federal and Canadian Tax Consequences

        The following discussion is based on US federal and Canadian tax law, statutes, treaties, regulations, rulings and decisions now in effect, all of which are subject to change. No representation is or can be made as to whether such laws, statutes, treaties, regulations, rulings and decisions will change, or as to the impact any such change might have on the statements contained in this summary. This summary does not discuss all aspects of Canadian and US federal income taxation that may be relevant to a particular holder of our Common Shares in light of the holder’s own circumstances or to certain types of investors subject to special treatment under applicable tax laws (for example, financial institutions, life insurance companies, tax-exempt organizations, and non-US taxpayers) and it does not discuss any tax consequences arising under the laws of taxing jurisdictions other than the Canada and the US federal government. The tax treatment of holders of our Common Shares may vary depending upon each holder’s own particular situation. Prospective purchasers of Mamma.com Common Shares are advised to consult their own tax advisors as to the U.S., Canadian or other tax consequences of the purchase, ownership and disposition of such Common Shares.

US Federal Income Tax Consequences to US Holders

        The following is a summary of the material US federal income tax consequences that generally would apply with respect to the ownership and disposition of Mamma.com Common Shares, in the case of a purchaser of such Common Shares who is a US Holder (as defined below) and who holds the Common Shares as capital property. This summary is based on the US Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. For purposes of this summary, a US Holder is: an individual who is a citizen or a resident of the United States; a corporation created or organized in or under the laws of the United States or any political subdivision thereof; an estate whose income is subject to US federal income tax regardless of its source; or a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more US persons or (b) has a valid election in effect under applicable US Treasury regulations to be treated as a US person.

        For US federal income tax purposes, the gross amount of any distribution made by Mamma.com to US Holders with respect to the Common Shares held by them, including the amount of any Canadian taxes withheld from such distribution, will be treated for US federal income tax purposes as a dividend, to the extent of our current and accumulated earnings and profits as determined for US federal income tax purposes. The amount of any such distribution that exceeds Mamma.com’s current and accumulated earnings and profits will be applied against and reduce a US Holder’s tax basis in the holder’s Common Shares, and any amount of the distribution remaining after the holder’s tax basis has been reduced to zero will constitute capital gain. The capital gain will be treated as long-term, or short-term, capital gain depending on whether or not the holder’s Common Shares have been held for more than one year as of the date of the distribution.

        Dividends paid by Mamma.com generally will not qualify for the dividends received deduction otherwise available to US corporate shareholders.

        Canadian withholding tax imposed on any dividends paid by Mamma.com will constitute a foreign income tax eligible for credit against a US Holder’s US federal income tax liability, subject to certain limitations set out in the Code. Alternatively, the Canadian withholding tax may be claimed by the US Holder as a deduction against income in determining such tax liability. The rules relating to the determination of the allowable foreign tax credit are complex, and US Holders should consult with their own tax advisors to determine whether and to what extent they may be entitled to this credit.

        Upon a sale or exchange of Common Shares, a US Holder will recognize gain or loss for US federal income tax purposes in an amount equal to the difference between the amount realized on the sale or exchange and the holder’s adjusted tax basis in the Common Shares sold or exchanged. Such gain or loss generally will be capital gain or loss and will be long-term or short-term capital gain or loss depending on whether the US Holder has held the Common Shares sold or exchanged for more (long-term) or less (short term) than one year at the time of the sale or exchange.

        Dividends received by individuals from domestic and certain foreign corporations, and long-term capital gain realized by individuals, generally are subject to US federal income tax at a reduced maximum tax rate of 15 percent. Dividends received by a US Holder with respect to the Common Shares should qualify for the 15 percent rate. The reduced tax rate on capital gains applies to sales and exchanges occurring before January 1, 2009. The reduced tax rate on dividend income applies to dividends received before January 1, 2009. The reduced tax rate will not apply to dividends received from PFICs, see discussion below, or in respect of certain short-term or hedged positions in common stock or in certain other situations. The Code contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. US Holders of Common Shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

        For US federal income tax purposes, a foreign corporation is treated as a “passive foreign investment company” (or PFIC) in any taxable year in which, after taking into account the income and assets of the corporation and certain of its subsidiaries pursuant to the applicable “look through” rules, either (1) at least 75 percent of the corporation’s gross income is passive income or (2) at least 50 percent of the average value of the corporation’s assets is attributable to assets that produce passive income or are held for the production of passive income. Based on the nature of its present business operations, assets and income, Mamma.com believes that it is not currently subject to treatment as a PFIC. However, no assurance can be given that there will not occur changes in Mamma.com’s business operations, assets and income that might cause it to be treated as a PFIC at some future time.

        If Mamma.com were to become a PFIC, a US Holder of Mamma.com’s Common Shares would be required to allocate to each day in the holding period for such holder’s Common Shares a pro rata portion of any distribution received (or deemed to be received) by the holder from Mamma.com, to the extent the distribution so received constitutes an “excess distribution,” as defined under US federal income tax law. Generally, a distribution received during a taxable year by a US Holder with respect to the Common Shares would be treated as an “excess distribution” to the extent that the distribution so received, plus all other distributions received (or deemed to be received) by the Holder during the taxable year with respect to such Common Shares, is greater than 125% of the average annual distributions received by the U.S. Holder with respect to such Common Shares during the three preceding years (or during such shorter period as the US Holder may have held the Common Shares ). Any portion of an excess distribution that is treated as allocable to one or more taxable years prior to the year of distribution would be subject to US federal income tax in the year in which the excess distribution is made, but it would be subject to tax at the highest tax rate applicable to the U.S. Holder in the prior tax year or years. The holder also would be subject to an interest charge, in the year in which the excess distribution is made, on the amount of taxes deemed to have been deferred with respect to the excess distribution. In addition, any gain recognized on a sale or other disposition of a US Holder’s Common Shares, including any gain recognized on a liquidation of Mamma.com would be treated in the same manner as an excess distribution. Any such gain would be treated as ordinary income rather than as capital gain. Finally, the 15 percent reduced US federal income tax rate otherwise applicable to dividend income, as discussed above, will not apply to any distribution made by Mamma.com in any taxable year in which it is a PFIC (or made in the taxable year following any such year), whether or not the distribution is an “excess distribution”.

        For US federal income tax purposes, a foreign corporation is treated as a “foreign personal holding company” (or FPHC) in any taxable year in which (i) five or fewer individuals who are citizens or residents of the United States own directly or by attribution more than 50%, by vote or value, of the shares of the corporation and (ii) at least 60 percent of the corporation’s gross income consists of foreign personal holding company income. Based on the composition of its share ownership and the nature of its business operations and gross income at the present time, Mamma.com believes that it is not currently subject to treatment as an FPHC. However, no assurance can be given that there will not occur changes in the composition of its share ownership and in the nature of its business operations and gross income that might cause Mamma.com to be treated as an FPHC at some future time.

        If Mamma.com were to become a FPHC, each U.S. Holder of Common Shares on the last day of any taxable year in which Mamma.com is a FPHC would have to include in the holder’s gross income for that year the holder’s pro rata share of Mamma.com’s “undistributed foreign personal holding company income.” The amount so included would not qualify for taxation at the 15 percent reduced tax rate applicable to dividend income, and thus would be subject to US federal income tax at regular ordinary income rates. If Mamma.com were to distribute in a subsequent tax year any undistributed foreign person holding company income so taxed, the amount so distributed would not be counted as part of an “excess distribution” under the PFIC rules discussed above.

        For US federal income tax purposes, a foreign corporation is treated as a “controlled foreign corporation” (or CFC) in any taxable year in which one or more US Shareholders, each of whom owns (directly or by attribution) at least 10% of the voting power of all classes of the corporation’s stock (a “US Ten-Percent Shareholder”), own, in the aggregate, more than 50% of the corporation’s stock, by vote or value. Based on the composition of its share ownership and the nature of its business operations and gross income at the present time, Mamma.com believes that it is not currently subject to treatment as a CFC

        If Mamma.com were to become a CFC, each US Holder treated as a US Ten-percent Shareholder would be required to include in income each year such US Ten-percent Shareholder’s pro rata share of our undistributed “Subpart F income.” For this purpose, Subpart F income generally would include interest, original issue discount, dividends, net gains from the disposition of stocks or securities, net gains on forward and option contracts, receipts with respect to securities loans and net payments received with respect to equity swaps and similar derivatives.

        Any undistributed Subpart F income included in a US Holder’s income for any year would be added to the tax basis of the US Holder’s Common Shares. Amounts distributed by Mamm.com to the US Holder in any subsequent year would not be subject to further US federal income tax in the year of distribution, to the extent attributable to amounts so included in the US Holder’s income in prior years under the CFC rules but would be treated, instead, as a reduction in the tax basis of the US Holder’s Common Shares. The FPHC rules and PFIC rules discussed above would not apply to any undistributed Subpart F income required to be included in a US Holder’s income under the CFC rules, or to the amount of any distributions received from Mamma.com that were attributable to amounts so included.

        Distributions made with respect to Common Shares may be subject to information reporting to the US Internal Revenue Service and to US backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals (which, under current law, is 28%). Backup withholding will not apply, however, if the holder (i) is a corporation or comes within certain exempt categories, and demonstrates its eligibility for exemption when so required, or (ii) furnishes a correct taxpayer identification number and makes any other required certification.

        Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a US Holder’s US tax liability, and a US Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service.

        Any holder who holds 10% or more in vote or value of Mamma.com will be subject to certain additional United States information reporting requirements.for non-corporate taxpayers, the maximum tax rates imposed are 15% on net capital gains and 35% on ordinary income. US capital gains may result in additional taxes by application of the Alternative Minimum Tax. As a taxpayer’s income rises, US federal income tax law phases-out US personal exemptions and increasingly limits the availability of itemized deductions the effects of which may be to increase the effective tax rates. The deduction of net capital losses against ordinary income currently is severely limited under US federal income tax law. Holders of Common Shares must consult their own tax advisers to determine the effect of federal, state and local income taxes upon a sale or exchange of Common Shares.

        US holders’ dividends or distributions received may be subject to state or local income and other taxes with respect to their ownership and disposition of Common Shares. US Holders of Common Shares should consult their own tax advisers as to the applicability and effect of any such taxes.

Canadian Taxation

        The following is a summary of the material Canadian federal income tax consequences that generally would apply with respect to the ownership and disposition of Mamma.com Common Shares, in the case of a purchaser of such Common Shares who is a US Holder and who holds the Common Shares as capital property. This summary is based on the Income Tax Act Revised Statutes of Canada 1985, c.1 (5th Supplement) as amended (the “ITA”), Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively.

        Dividends paid on Common Shares will be subject to 25% Canadian non-resident withholding tax, which is generally applicable to dividends paid by a corporation resident in Canada to a non-resident. Under the terms of the Canada-United States Tax Convention (the”Treaty”), the non-resident withholding tax is reduced to a rate of 15%. If, however, the beneficial owner of the dividends is a company resident in the United States for the purposes of the Treaty that owns at least 10% of the voting stock of the Company paying the dividends, the rate of withholding tax under the Treaty is further reduced to 5%.

        The Canada Revenue Agency (“CRA”) is currently of the view that certain U.S. corporations are not residents of the United States for the purposes of the Treaty, and accordingly would not benefit from the provisions thereof. A limited liability company (LLC) that is viewed as a disregarded entity for U.S. taxation purposes is one such entity. US Holders of Common Shares should consult their own tax advisers to determine whether they would be considered residents of the United States for Treaty purposes and accordingly entitled to Treaty benefits.

        A US Holder may be subject to Canadian income tax in respect of any capital gains realized on a disposition or deemed disposition of Common Shares. However, a US Holder will be exempt from Canadian tax on a capital gain realized on an actual or deemed disposition of Common Shares unless the Common Shares are “taxable Canadian property” (as defined in the ITA) to the US Holder at the time of the disposition. Provided the Common Shares are listed on a prescribed stock exchange for the purposes of the ITA (the National Association of Securities Dealers Automated Quotation System is a prescribed exchange under the Regulations to the ITA), the Common Shares will not be “taxable Canadian property” to a US Holder, unless the US Holder, together with persons with whom the US Holder did not deal at arm’s length for the purposes of the ITA owned or had interests in or options in respect of 25% or more of the shares of any class or series of the capital stock of the company at any time during the five-year period immediately preceding the disposition or deemed disposition of the Common Shares. The Common Shares may be deemed to be “taxable Canadian property” where the US Holder acquired them in certain circumstances, including upon the disposition of other “taxable Canadian property”. In the event that the Common Shares do constitute “taxable Canadian property”, any capital gain realized on their disposition by a US Holder may be exempt from Canadian tax pursuant to the provisions of the Treaty, provided, as discussed above, the US Holder is a resident of the United States for Treaty purposes. US Holders of Common Shares must consult their own tax advisers to determine if any such Canadian income tax must be paid.

Selling Shareholders

        The registration statement of which this prospectus forms a part covers an aggregate of up to 2,267,372 Common Shares, including 1,515,980 Common Shares issued to certain selling shareholders in a private placement and up to 751,392 Common Shares issuable upon exercise of warrants held by the selling shareholders. We have registered the Common Shares to permit the selling shareholders to resell the Common Shares when they deem appropriate, including after any exercise of the warrants.

        The table below identifies the selling shareholders and other information regarding the beneficial ownership of the Common Shares by each of the selling shareholders. The first and second columns list the number and percentage, respectively, of Common Shares beneficially owned by each selling shareholder prior to the offering covered by this prospectus. Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934. The denominator of the formula used to determine the percentage of shares beneficially owned prior to the offering by each respective selling stockholder includes (a) 12,158,029 shares of our common stock outstanding as of July 23, 2004 (which includes the sale of the 1,515,980 shares to the selling shareholders in the June 30, 2004 private placement) and (b) the shares of common stock issuable upon exercise of the warrants for common stock held by such selling shareholder.

        The third column lists each selling shareholder’s portion, based on agreements with us, of the Common Shares being offered by this prospectus. The number of Common Shares being offered by this prospectus was determined by the selling shareholder. The fourth and fifth columns assume the sale of all of the Common Shares issuable to the selling shareholders under such agreement. The fourth and fifth columns assume the sale of all the Common Shares offered by each of the selling shareholders. The selling shareholders may sell all, some or none of their Common Shares in this offering. See “Plan of Distribution” below.

Name	Percentage of Common Shares Beneficially Owned Before Offering (1)	Number of Shares Beneficially Owned Before Offering (1)		Number of Shares Being Offered Pursuant to this Prospectus	Percentage of Common Shares Owned After Offering	Number of Common Shares Owned After Offering

Maxim Group LLC	*	105,000		105,000	*	0
405 Lexington Avenue, 2nd Floor
New York, New York 10174 (2)

Merriman Curhan Ford & Co.	*	40,000		40,000	*	0
601 Montgomery Street
Suite 1800
San Francisco, CA 94111 (3)

Mainfield Enterprises Inc.
c/o 660 Madison Ave., 18th Floor	4.99%	608,151	(4)	700,000	*	78,779
New York, NY 10021(4)

Heimdall Investments Ltd.
c/o HBK Investments L. P
300 Crescent Court, Suite 700	4.99%	612,288	(5)	700,000	*	0
Dallas, TX 75201 (5)

Cranshire Capital, L.P.
666 Dundee Rd., Suite 1901	2.86%	350,000		350,000	*	0
Northbrook, IL 60062 (6)

Smithfield Fiduciary LLC
9 West 57th Street, 27th Floor	1.04%	127,854		127,854	*	0
New York, NY 10019 (7)

Isotope Limited
c/o Dundee Leeds Management
Services (Cayman) Ltd.
28 N. Church Street, 2nd Floor	1.69%	206,164		206,164	*	0
Waterford Centre
George Town, Grand Cayman,
Cayman, Islands (8)

Enable Growth Partners	*	38,354		38,354	*	0
One Sansome, Suite 2900
San Francisco, CA 94104 (9)

* Less than 1%.

(1)	Assumes the exercise by each respective selling shareholder of all outstanding warrants issued to such selling shareholder (but not the other selling shareholders), except as otherwise indicated.

(2)	James P. Orazio may be deemed directly or indirectly alone or with others to have the power to vote or dispose of the shares held by Maxim Group LLC. Mr. Orazio disclaims ownership of such shares.

(3)	John Hiestand is the Chief Financial Officer of Merriman Curhan Ford & Co., and may be deemed directly or indirectly alone or with others to have the power to vote or dispose of the shares held by Merriman Curhan & Ford. Mr. Hiestand disclaims ownership of such shares.

(4)	Includes 578,779 shares of common stock owned by Mainfield Enterprises Inc., and 29,372 shares issuable upon exercise of a warrant issued to Mainfield on June 30, 2004. Excludes 170,628 shares of common stock issuable upon the exercise of such warrant. The terms of the warrantt preclude the holder from exercising such right to the extent that the exercise would result in the holder and its affiliates (or any other person whose beneficial ownership would be aggregated with the holder) beneficially owning in excess of 4.99% of the outstanding shares of common stock following the exercise. Pursuant to an investment management agreement, Avi Vigder has voting discretion and investment control over the shares held by Mainfield. Avi Vigder disclaims beneficial ownership of such shares.

(5)	Includes 500,00 shares of common stock owned by Heimdall Investments Ltd. and 112,2888 shares issuable upon exercise of a warrant issued to Heimdall on June 30, 2004. Excludes 87,712 shares of common stock issuable upon the exercise of such warrant. The terms of the warrant preclude the holder from exercising such right to the extent that the exercise would result in the holder and its affiliates (or any other person whose beneficial ownership would be aggregated with the holder) beneficially owning in excess of 4.99% of the outstanding shares of common stock following the exercise. Pursuant to an investment management agreement, HBK Investments Ltd. may be deemed to have sole voting power and sole dispositive power over the shares held by Heimdall Investments Ltd pursuant to an Investment Management Agreement between HBK Investments Ltd. and Heimdall Investments Ltd. The following individuals have control over HBK Investments Ltd.: Kenneth M. Hirsh, Lawrence H. Lebowitz, William E. Rose, Richard LiBooth, David C. Haley and Jamiel A. Akhtar. Messrrs. Hirsh, Lebowitz, Rose, Booth, Haley and Akhtar disclaim beneficial ownership of such shares.

(6)	Mitchell P. Kopin, President of Downsview Capital Inc., the General Partner or Cranshire Capital, L.P. has sole voting and investment control over securities held by Cranshire Capital, L.P. Each of Downsview Capital Inc. and Mitchell P. Kopin disclaims ownership of securities held by Cranshire Capital, L.P.

(7)	Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and consequently has voting control and investment discretion over securities held by Smithfield Fiduciary LLC. Glen Dubin and Henry Swieca control Highbridge. Each of Highbridge, Glen Dubin and Henry Swieca disclaims ownership of the securities held by Smithfield Fiduciary LLC.

(8)	Amaranth Advisors L.L.C. is the trading advisor of Isotope Limited and consequently has voting control and investment discretion over securities held by Isotope Limited. Nicholas M. Maounis is the managing member of Amaranth Advisors L.L.C. Each of Amaranth Advisors L.L.C. and Nicholas M. Maounis disclaims ownership of the securities held by Isotope Limited.

(9)	Mitchell S. Levine may be deemed directly or indirectly alone or with others to have the power to vote or dispose of the shares held by Enable Growth Partners. Mr. Levine disclaims ownership of such shares.

Plan of Distribution

        The selling shareholders may, from time to time, sell any or all of their Common Shares on any stock exchange, market or trading facility on which the Common Shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange sale in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	distribution to a selling shareholder's partners, members or shareholders;

•	short sales;

•	written options whether or not listed;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

        The selling shareholders may also sell Common Shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

        The selling shareholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

        Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of Common Shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of Common Shares by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of Common Shares will be borne by a selling shareholder. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

        The selling shareholders may from time to time pledge or grant a security interest in some or all of the Common Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Common Shares from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

        The selling shareholders also may transfer the Common Shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the Common Shares from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

        The selling shareholders and any broker-dealers or agents that participate in the distribution of the Common Shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the Common Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

A selling shareholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the Common Shares in the course of hedging positions they assume with that selling shareholder, including, without limitation, in connection with distributions of the Common Shares by those broker-dealers. A selling shareholder may enter into option or other transactions with broker-dealers that involve the delivery of the Common Shares offered by the broker-dealers, who may then resell or otherwise transfer those Common Shares. A selling shareholder may also loan or pledge the Common Shares offered hereby to a broker-dealer and the broker-dealer may sell the Common Shares the Common Shares so loaned or upon a default may sell or otherwise transfer the pledged Common Shares offered by this prospectus.

        We are required to pay all fees and expenses incident to the registration of the Common Shares. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

        The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their Common Shares, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of Common Shares by any selling shareholder. If we are notified by any selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of Common Shares, if required, we will file a supplement to this prospectus. If the selling shareholders use this prospectus for any sale of the Common Shares, they will be subject to the prospectus delivery requirements of the Securities Act.

        The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling shareholders.

Expenses Associated with the Registration

        We have agreed to bear all expenses relating to the registration of the Common Shares registered pursuant to the registration statement of which this prospectus is a part. We estimate these expenses to be approximately US$ 63,790, which include the following categories of expenses:

SEC registration fee	US$ 1,790
Printing and photocopying	10,000
Legal fees and expenses	40,000
Accounting fees and expenses	10,000
Transfer agent and registrar
fees and expenses	2,000
Miscellaneous expenses	5,000

Total Expenses	US$ 68,790

Legal Matters

        The validity of our shares will be passed upon by Goodmans LLP, Toronto, Ontario, Canada.

Experts

        The consolidated financial statements of Mamma.com Inc. as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 incorporated by reference into this Registration Statement have been so incorporated in reliance on the audit report of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.  PricewaterhouseCoopers LLP is a member of the Canadian Institute of Chartered Accountants.

        The combined financial statements of Digitalarrow LLC and High Performance Broadcasting Inc. as of December 31, 2003 and 2002 and for the years then ended  included in this Registration Statement have been so included in reliance on the audit report of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.  PricewaterhouseCoopers LLP is a member of the Canadian Institute of Chartered Accountants.

Disclosure of SEC Position on Indemnification for Securities Act Liabilities

        As described in the registration statement of which this prospectus forms a part, our articles of association and certain provisions of Canadian law contain provisions relating to the ability of our officers and directors to be indemnified by us against any liability incurred in defending proceedings, whether civil or criminal. Our Articles of Association provide that our directors and officers are entitled to be indemnified out of our assets and shall, from time to time, be indemnified and saved harmless by the Corporation from and against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of such corporation or body corporate if (a) he acted honestly and in good faith with a view to our best interests; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons pursuant to charter provision, by-law, contract, arrangement, statute or otherwise, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

		Page
Combined Financial Statements of Digitalarrow LLC and High Performance Broadcasting, Inc.

1.	Audited combined balance sheets as at December 31, 2003 and December 31, 2002.	31

2.	Audited combined statements of earnings and undistributed earnings for the years ended
	December 31, 2003 and December 31, 2002.	32

3.	Audited combined statements of cash flows for the years ended December 31, 2003 and
	December 31, 2002.	33

4.	Notes to audited combined financial statements	34

Unaudited Combined Financial Statements of Digitalarrow LLC and High Performance Broadcasting, Inc.

1.	Unaudited combined balance sheet as of March 31, 2004.	40

2.	Unaudited combined statements of earnings and undistributed earnings for the 3 months ended
	March 31, 2004 and March 31, 2003.	41

3.	Unaudited combined statements of cash flows for the 3 months ended March 31, 2004 and
	March 31, 2003.	42

4.	Notes to unaudited combined financial statements.	43

Unaudited Pro Forma Consolidated Financial Statements of Mamma.com Inc., Digitalarrow LLC and HighPerformance Broadcasting, Inc.

1.	Summary unaudited Pro Forma Consolidated Balance Sheet as of March 31, 2004	45

2.	Summary unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2003	47

3.	Summary Unaudited Pro Forma Consolidated Statement of Operations for the three months ended March 31, 2004	48

Digitalarrow LLC and
High Performance
Broadcasting, Inc.

Audited Combined Financial Statements
December 31, 2003 and 2002
(expressed in U.S. dollars)

Report of Independent Auditors

To the Directors of
Mamma.com Inc.

We have audited the accompanying combined balance sheets of Digitalarrow LLC and High Performance Broadcasting, Inc. as of December 31, 2003 and 2002 and the related combined statements of earnings and undistributed earnings and cash flows for the years then ended which have been prepared on the basis of accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the companies’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the companies as at December 31, 2003 and 2002 and the combined results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers
Chartered Accountants
Montréal, Quebec, Canada
April 16, 2004

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Digitalarrow LLC and High Performance Broadcasting, Inc.
Audited Combined Balance Sheets
As of December 31, 2003 and 2002
(expressed in U.S. dollars)

	2003 $	2002 $
Assets
Current assets
Cash and cash equivalents	52,323	26,055
Accounts receivable, net of allowance for doubtful accounts of $23,760 (2002 - nil)	424,937	53,174
Prepaid expenses and deposits	5,442	3,200

	482,702	82,429
Property and equipment, net of accumulated depreciation of $15,628
(2002 - $1,415) (note 3)	91,140	14,410

	573,842	96,839

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 4)	189,210	36,311
Current portion of obligation under capital lease (note 5)	924	924

	190,134	37,235
Obligation under capital lease (note 5)	155	1,079

	190,289	38,314

Owners' Equity
Membership units (note 6)
Digitalarrow LLC
100 Membership units (2002 - 100)	1,000	1,000
Capital stock (note 7)
Issued and outstanding
High Performance Broadcasting, Inc.
20 Common shares (2002 - nil)	100	--

	1,100	1,000
Undistributed earnings	382,453	57,525

Owners' equity	383,553	58,525

	573,842	96,839

The accompanying notes are an integral part of these financial statements.

Approved by the Board of Directors

Director	Director

Digitalarrow LLC and High Performance Broadcasting, Inc.
Audited Combined Statements of Earnings and Undistributed Earnings
For the years ended December 31, 2003 and 2002
(expressed in U.S. dollars)

	2003 $	2002 $
Revenues	2,276,714	1,481,491
Cost of revenues	1,074,116	963,810

Gross margin	1,202,598	517,681

Operating expenses
General and administration	265,998	94,318
Sales and marketing	252,136	235,380
Professional fees	49,951	1,685
Rent expense	26,115	20,922
Depreciation of property and equipment	14,214	1,415

	608,414	353,720

Net earnings and comprehensive income for the year	594,184	163,961
Undistributed earnings - Beginning of year	57,525	22,701

Earnings before distributions	651,709	186,662
Distributions to owners	(269,256)	(129,137)

Undistributed earnings - End of year	382,453	57,525

The accompanying notes are an integral part of these financial statements.

Digitalarrow LLC and High Performance Broadcasting, Inc.
Audited Combined Statements of Cash Flows
For the years ended December 31, 2003 and 2002
(expressed in U.S. dollars)

	2003 $	2002 $
Cash flows from
Operating activities
Net earnings for the year	594,184	163,961
Item not affecting cash
Depreciation of property and equipment	14,214	1,415
Changes in non-cash items related to operations
Accounts receivable	(371,763)	(53,174)
Prepaid expenses and deposits	(2,242)	(3,200)
Accounts payable and accrued liabilities	152,899	36,311

	387,292	145,313

Investing activities
Acquisitions of property and equipment	(90,944)	(13,081)

Financing activities
Shares issued for cash	100	--
Distributions to owners	(269,256)	(129,137)
Repayments of obligation under capital lease	(924)	(741)

	(270,080)	(129,878)

Net change in cash and cash equivalents	26,268	2,354
Cash and cash equivalents - Beginning of year	26,055	23,701

Cash and cash equivalents - End of year	52,323	26,055

The above cash flows exclude the non-cash acquisition of computer equipment in 2002 amounting to $2,744 by way of capital lease.

The accompanying notes are an integral part of these financial statements.

Digitalarrow LLC and High Performance Broadcasting, Inc.
Notes to Audited Combined Financial Statements
As of December 31, 2003 and 2002

1	Incorporation, nature of activities

Digitalarrow LLC is a limited liability company duly formed under the laws of the State of Florida on June 26, 2001. High Performance Broadcasting, Inc. is a company incorporated under the laws of the State of Florida on February 7, 2003. The companies provide Internet and e-mail advertising services.

2	Summary of significant accounting policies

Basis of presentation

These combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. These financial statements include the accounts of Digitalarrow LLC and High Performance Broadcasting, Inc., collectively “the company”, on a combined basis as their operations are inter-related and they are under common control. Accordingly, all balances and transactions between Digitalarrow LLC and High Performance Broadcasting, Inc. have been eliminated.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

Revenue is recognized when the company has persuasive evidence of an arrangement, delivery of the e-mail advertising has occurred in accordance with the terms of the arrangement, fees are fixed or determinable, and collectibility of the related fees is considered probable. For arrangements for which payment is received in advance of performance, revenue is deferred until delivery has occurred. As at December 31, 2003 and 2002, the company had no deferred revenue.

Cash and cash equivalents

Cash and cash equivalents include all cash on hand and balances with banks, exclusive of bank advances, as well as all highly liquid short-term investments readily convertible to known amounts of cash and with original terms to maturity of three months or less.

Digitalarrow LLC and High Performance Broadcasting, Inc.
Notes to Audited Combined Financial Statements
As of December 31, 2003 and 2002

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation.

The company provides for the depreciation of property and equipment using the straight-line method over the estimated useful lives of the assets at the following rates:

Computer equipment and software	20%
Furniture and fixtures	20%
Leasehold improvements	20%

The company assesses the carrying value of its long-lived assets, which consist of property, plant and equipment, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized if the carrying value of a long-lived asset exceeds the sum of its estimated undiscounted future cash flows expected from its use. The amount of impairment loss, if any, is determined as the excess of the carrying value of the assets over their fair value.

Income taxes

Digitalarrow LLC has two members and would have by default been considered a partnership for tax purposes. However, this company made an election with the Internal Revenue Service to be treated as a taxable “C” Corporation. Both Digitalarrow LLC and High Performance Broadcasting, Inc. have made elections to be considered “S” Corporations for tax purposes. Therefore, their taxable income flows through to the equity holders who pay individual income taxes on these earnings.

As at December 31, 2002, Digitalarrow LLC had one member and was therefore considered a disregarded entity for that year.

3	Property and equipment

	2003

	Cost $	Accumulated depreciation $	Net $
Computer equipment and software	91,918	13,271	78,647
Furniture and fixtures	13,176	1,949	11,227
Leasehold improvements	1,674	408	1,266

	106,768	15,628	91,140

Digitalarrow LLC and High Performance Broadcasting, Inc.
Notes to Audited Combined Financial Statements
As of December 31, 2003 and 2002

	2002

	Cost $	Accumulated depreciation $	Net $
Computer equipment and software	13,832	1,083	12,749
Furniture and fixtures	1,993	332	1,661

	15,825	1,415	14,410

Property and equipment includes $2,774 of computer equipment under capital lease as of December 31, 2003 (2002 – $2,774), with accumulated depreciation of $1,757 (2002 – $462), for a net book value of $1,017 (2002 – $2,312).

4	Accounts payable and accrued liabilities

Accounts payable and accrued liabilities comprise the following:

	2003 $	2002 $
Accounts payable	162,595	20,500
Commissions payable	25,116	14,661
Accrued salaries	1,499	1,150

	189,210	36,311

5	Obligation under capital lease

The company has entered into a lease agreement for computer equipment and software, dated February 18, 2002, at an interest rate of 14.7%.

Digitalarrow LLC and High Performance Broadcasting, Inc.
Notes to Audited Combined Financial Statements
As of December 31, 2003 and 2002

The following is a summary of future minimum payments under the capital lease:

$
Years ending December 31, 2004	1,149
2005	192

1,341
Less: Amount representing interest	262

1,079
Less: Current portion	924

155

Interest expense for the year on the obligation under capital lease amounted to $224.

6	Membership units

As at December 31, 2003, the authorized number of membership units of Digitalarrow LLC was 100. As at December 31, 2003, 100 units were issued at a value of $10 per unit.

7	Capital stock

As at December 31, 2003, the authorized capital stock of High Performance Broadcasting, Inc. consisted of 100 common shares, without par value. As at December 31, 2003, the company had issued 20 common shares for proceeds of $100.

8	Financial instruments

Credit and concentration risks

Financial instruments which potentially subject the company to credit risk consist principally of cash and cash equivalents and accounts receivable. The company’s cash and cash equivalents are maintained at major financial institutions; therefore, the company considers the risk of non-performance on these instruments to be remote.

There is no particular concentration of credit risks due to the distribution of the company’s customers and procedures for the management of commercial risks. Generally, the company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. The company also performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible.

Digitalarrow LLC and High Performance Broadcasting, Inc.
Notes to Audited Combined Financial Statements
As of December 31, 2003 and 2002

Fair value

Cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities are short-term financial instruments whose fair values approximate their carrying values.

The fair value of the capital lease obligation was determined by discounting future cash flows using interest rates that the company could obtain for loans with similar terms, conditions and maturity dates. There was no significant difference between the fair value and the carrying value of the capital lease obligation as at December 31, 2003.

Interest rate risk

As at December 31, 2003, the company’s exposure to interest rate risk is summarized as follows:

Cash and cash equivalents	Non-interest bearing
Accounts receivable	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing
Obligation under capital lease	14.7%

9	Segment information

The company operates only in the United States, and is organized into only one segment, that is the provision of Internet and e-mail advertising services.

10	Subsequent events

On January 23, 2004, the company renewed its lease for its premises until June 2005. Minimum payments under this lease will be $28,800 for 2004 and $14,400 for 2005.

On March 3, 2004, the owners of the company signed a letter of intent with Mamma.com Inc., a public company located in Canada, to sell all their ownership interests in the company

Digitalarrow, LLC and
High Performance
Broadcasting, Inc.

Unaudited Combined Financial Statements
March 31, 2004 and 2003
(expressed in U.S. dollars)

Digitalarrow, LLC and High Performance Broadcasting, Inc.
Unaudited Combined Balance Sheet
As of March 31, 2004
(expressed in U.S. dollars)

2004 $
Assets
Current assets
Cash and cash equivalents	134,935
Accounts receivable	195,046
Prepaid expenses and deposits	5,442

335,423
Property and equipment	85,802

421,225

Liabilities
Current liabilities
Accounts payable and accrued liabilities	121,449
Current portion of obligation under capital lease	924

122,373
Obligation under capital lease	155

122,528

Owners' Equity
Membership units
Digital Arrow, LLC
100 Membership units	1,000
Capital Stock
Issued and outstanding
High Performance Broadcasting, Inc.
20 Common shares	100

1,100
Undistributed earnings	297,597

Owners' equity	298,697

421,225

Digitalarrow, LLC and High Performance Broadcasting, Inc.
Unaudited Combined Statements of Earnings and Undistributed Earnings
For the three months ended March 31, 2004 and 2003
(expressed in U.S. dollars)

	2004 $	2003 $
Revenues	566,397	374,419
Expenses
Cost of revenues, selling and administrative	547,452	272,628
Amortization of property, plant and equipment	5,338	1,352

	552,790	273,980

Net earnings and comprehensive income for the period	13,607	100,439
Undistributed earnings - Beginning of period	382,453	57,525

Earnings before distributions	396,060	157,964
Distributions to owners	98,463	38,000

Undistributed earnings - End of period	297,597	119,964

Digitalarrow, LLC and High Performance Broadcasting, Inc.
Unaudited Combined Statement of Cash Flows
For the three months ended March 31, 2004 and 2003
(expressed in U.S. dollars)

	2004 $	2003 $
Cash flows from
Operating activities
Net earnings for the period	13,607	100,439
Item not affecting cash
Amortization of property and equipment	5,338	1,352
Changes in non-cash items related to operations
Accounts receivable	229,891	50,852
Accounts payable and accrued liabilities	(67,761)	735

	181,075	153,378

Investing activities
Acquisition of property and equipment	--	(11,207)

Financing activities
Shares issued for cash	--	100
Distributions to owners	(98,463)	(38,000)

	(98,463)	(37,900)

Net change in cash and cash equivalents	82,612	104,271
Cash and cash equivalents - Beginning of period	52,323	26,055

Cash and cash equivalents - End of period	134,935	130,326

1	Interim Financial Information

The financial information as at March 31, 2004 and 2003 and for the three month period ended March 31, 2004 and 2003 are unaudited. In the opinion of management, all adjustments necessary to present fairly the results of these periods have been included. The adjustments made were of a normal-recurring nature. The results of operations for the three month period ended March 31, 2004 are not necessarily indicative of the operating results anticipated for the full year.

The disclosures in these interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements; therefore, these interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2003.

Management has compiled the Unaudited Combined Financial Statements of Digital Arrow, LLC and High Performance Broadcasting, Inc. consisting of the Unaudited Combined Balance Sheet as at March 31, 2004 and the Unaudited Combined Statements of Earnings and Undistributed Earnings, and Cash Flows for the three-month period ended March 31, 2004. An accounting firm has not reviewed or audited these Unaudited Combined Financial Statements.

2	Subsequent Event

On June 10, 2004, the owners of the Company sold their entire interest in the Digitalarrow, LLC and High Performance Broadcasting, Inc. to Mamma.com Inc. in exchange for $1,050,000 cash and 90,000 common shares of Mamma.com Inc.

Mamma’s Acquisition of Digitalarrow LLC and High Performance Broadcasting Inc.

The following unaudited pro forma consolidated financial information gives effect to our acquisition of Digitalarrow, LLC and High Performance Broadcasting Inc. under purchase accounting and has been prepared from the consolidated financial statements of Mamma.com Inc. (“Mamma”) and from the combined financial statements of Digitalarrow, LLC and High Performance Broadcasting Inc (collectively “Digitalarrow”).

The aforementioned financial statements of Mamma were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and the financial statements of Digitalarrow were prepared in accordance with United States GAAP. There are no measurement differences between Canadian and US GAAP as they relate to Mamma and Digitalarrow, therefore, no adjustments were required in order to convert the Digitalarrow financial information to Canadian GAAP for purposes of the following pro forma information.

This pro forma information is presented for illustrative purposes only and should be read in conjunction with the audited consolidated financial statements of Mamma, the “Selected Historical Consolidated Financial Information of Mamma” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Mamma”, each incorporated by reference in this registration statement, as well as the combined financial statements of Digitalarrow, included herein.

The following unaudited pro forma consolidated financial information was prepared, in the case of the pro forma statement of operations for the year ended December 31, 2003, by combining the audited consolidated statement of operations of Mamma.com with the audited combined statement of earnings of Digitalarrow for the year ended December 31, 2003, and in the case of the pro forma statement of operations for the three months ended March 31, 2004, by combining the unaudited consolidated statement of operations of Mamma with the unaudited combined statement of earnings of Digitalarrow for the three months ended March 31, 2004, as if the acquisition had occurred on January 1, 2003. The following pro forma balance sheet as at March 31, 2004 was prepared by combining the unaudited consolidated balance sheet of Mamma as of March 31, 2004 with the unaudited combined balance sheet of Digital Arrow as at March 31, 2004 as if the acquisition had occurred on March 31, 2004.

The pro forma adjustments are based upon available information and assumptions that we believe are reasonable. The pro forma condensed consolidated financial statements do not purport to represent what the consolidated results of operations or financial position of Mamma would actually have been if the acquisition had in fact occurred on January 1, 2003 or March 31, 2004, nor do they purport to project the results of operations or financial position of Mamma for any future period or as of any date, respectively.

Under purchase accounting, identifiable tangible and intangible assets acquired and liabilities assumed are recorded at their estimated fair values. The excess of the purchase price, if any, including estimated fees and expenses related to the acquisition, over the net identifiable tangible and intangible assets acquired is allocated to goodwill on the accompanying unaudited pro forma consolidated balance sheet.

Mamma.com Inc.
Summary Unaudited Pro Forma Consolidated Balance Sheet
As at March 31, 2004
(expressed in U.S. dollars in accordance with Canadian generally accepted accounting principles)

	Mamma Consolidated	Digitalarrow	Pro Forma Adjustments		Mamma Pro Forma
Assets
Current assets
Cash and cash equivalents	11,275,794	134,935	(1,050,000	)(2)	10,360,729
Accounts receivable	2,841,763	195,046	(11,753	)(3)	3,025,056
Amounts due related to sale of discontinued
operations	253,347	--	--		253,347
Prepaid expenses	188,756	5,442	--		194,198
Future income taxes	97,134	--	--		97,134
Current assets of discontinued operations	461,070	--	--		461,070

	15,117,864	335,423	(1,061,753)		14,391,534

Restricted cash	148,000	--	--		148,000
Future income taxes	193,152	--	--		193,152
Investments	1,085,286	--	--		1,085,286
Property, plant and equipment	356,773	85,802	--		442,575
Intangible assets	887,782	--	1,442,830	(2)	2,330,612
Goodwill	846,310	--	762,953	(2)	1,609,263

	18,635,167	421,225	1,144,030		20,200,422

Liabilities
Current liabilities
			316,260	(2)
Accounts payable and accrued liabilities	2,334,660	122,528	(11,753	)(3)	2,761,695
Deferred revenue	195,600	--	--		195,600
Future income taxes	--	--	94,220	(2)	94,220
Income taxes payable	225,955	--	--		225,955
Liabilities of discontinued operations	753,962	--	--		753,962

	3,510,177	122,528	398,727		4,031,432

Shareholders' Equity
Capital stock
Authorized
Unlimited common shares
Issued and outstanding - 10,554,549 common
shares including issuance of 90,000
common shares related to the			1,044,000	(2)
Digitalarrow transaction	76,927,504	1,100	(1,100	)(2)	77,971,504
Additional paid-in capital	520,830	--	--		520,830
Deferred stock-based compensation	(220,293)	--	--		(220,293)
Cumulative translation adjustment	360,884	--	--		360,884
Deficit	(62,463,935)	297,597	(297,597	)(2)	(62,463,935)

	15,124,990	298,697	745,303		16,168,990

	18,635,167	421,225	1,144,030		20,200,422

(1)	The purchase price allocation has not yet been finalized with respect to the recognition of certain future income tax assets. Upon finalization of these future income tax assets, the purchase price allocation will be adjusted, therefore, resulting in an adjustment to goodwill.

(2)	Reflects the acquisition of Digitalarrow, LLC and High Performance Broadcasting Inc. and the elimination of Digitalarrow’s equity accounts.. The cost of purchase has been calculated as follows:

Cash	$ 1,050,000
Fair value of common shares to be issued to owners of Digitalarrow (a)	1,044,000
Direct acquisition costs (b)	$ 316,260

$ 2,410,260

The purchase price is allocated as follows:
Carrying value of net tangible assets	$ 298,697
Intangible assets
Brand name	174,737
E-mail data base	750,000
Existing technology	238,535
Customer list	279,558
Goodwill	762,953
Future income taxes	(94,220)

$ 2,410,260

The following assumptions were used:

(a)	The fair value for purchase accounting purposes of Mamma.com Inc. shares issued to owners of Digitalarrow has been determined to be $11.60 per share. This value has been determined using the average closing price of Mamma’s common stock for one day before and one day after March 3, 2004, the date the significant terms and conditions of the transaction were agreed to and publicly announced.

(b)	The direct acquisition costs in connection with the acquisition are legal, accounting and other professional fees.

(3)	Eliminate intercompany transactions between Mamma and Digitalarrow.

Mamma.com Inc.
Summary Unaudited Pro Forma Statement of Operations
For the year ended December 31, 2003
(expressed in U.S. dollars in accordance with Canadian generally accepted accounting principles)

	Mamma Consolidated	Digitalarrow	Pro Forma Adjustments		Mamma Pro Forma
Revenue	8,938,863	2,276,714	(14,410	)(1)	11,201,167

Expenses
			220,000	(2)
Cost of revenues, selling and administrative	7,847,339	1,668,316	(14,410	)(1)	9,721,245
Net research and development	599,379	--	--		599,379
Amortization of property, plant and equipment	140,090	14,214	--		154,304
Amortization of intangible assets	178,509	--	260,610	(3)	439,119
Interest income	(16,197)	--	--		(16,197)
Loss on foreign exchange	210,888	--	--		210,888
Realized gain on disposal of investment	(32,499)	--	--		(32,499)

	8,927,509	1,682,530	466,200		11,076,239

Earnings (loss) from continuing operations
before income taxes	11,354	594,184	(480,610)		124,928
Provision for (recovery of) income taxes
Current	--	--	99,000	(4)	99,000
Future	(77,636)	--	(54,000	)(4)	(131,636)

Net earnings (loss) from continuing operations	88,990	594,184	(525,610)		157,564

Basic earnings per share from continuing
operations	0.01				0.03
Diluted earnings per share from continuing
operations	0.01				0.02

Weighted average number of shares - Basic	6,207,360		90,000	(5)	6,297,360
Additions to reflect the impacts of:
Exercise of stock options	93,854				93,854
Exercise of warrants	1,740,022				1,740,022

Weighted average number of shares - Diluted	8,041,236		90,000	(5)	8,131,236

Mamma.com Inc.
Summary Unaudited Pro Forma Statement of Operations
For the three months ended March 31, 2004
(expressed in U.S. dollars in accordance with Canadian generally accepted accounting principles)

	Mamma Consolidated	Digitalarrow	Pro Forma Adjustments		Mamma Pro Forma
Revenue	4,212,480	566,397	(13,278	)(1)	4,765,599

Expenses
			(13,278	)(1)
Cost of revenues, selling and administrative	3,069,406	547,452	55,000	(2)	3,658,580
Net research and development	221,344	--	--		221,344
Amortization of property, plant and equipment	29,959	5,338	--		35,297
Amortization of intangible assets	47,780	--	65,153	(3)	112,933
Interest income	(7,919)	--	--		(7,919)
Interest expense	187	--	--		187
Loss on foreign exchange	7,355	--	--		7,355

	3,368,112	552,790	106,875		4,027,777

Earnings (loss) from continuing operations
before income taxes	844,368	13,607	(120,153)		737,822
Provision (recovery) for current income
taxes (4)	224,783	--	(29,000)		195,783
Provision (recovery) for future income
taxes (4)	210,476	--	(13,000)		197,476

Net earnings (loss) from continuing operations	409,109	13,607	(78,153)		344,563

Basic earnings from continuing operations	0.05				0.04
Diluted earnings from continuing
operations	0.04				0.03

Weighted average number of shares outstanding	8,007,877		90,000	(5)	8,097,877
- basic
Additions to reflect the impact of:
Exercise of stock options	241,886				241,886
Exercise of warrants	1,853,810				1,853,810

Weighted average number of shares outstanding	10,103,573		90,000	(5)	10,193,573
- diluted

(1)	Eliminate intercompany transactions between Mamma and Digitalarrow.

(2)	Salaries and fringe benefits (in accordance with employment agreements executed in connection with the acquisition) for the former owners of Digitalarrow. Prior to the acquisition, the owners of Digitalarrow were paid through draws which were accounted for as a reduction of owners’ equity.

(3)	Amortization of intangible assets acquired with finite useful lives over the respective periods using the following rates and methods:

Brand name	straight-line method 20%
E-mail data base	straight-line method 20%
Existing technology	straight-line method 20%
Customer list	straight-line method 10%

(4)	Digitalarrow, LLC and High Performance Broadcasting Inc. had made elections to be considered “S” Corporations for tax purposes for the year ended December 31, 2003. Therefore, their taxable income flows to the equity holders who pay individual income taxes on these earnings. Following the acquisition by Mamma, these companies will no longer qualify for such elections, and any taxable income earned by the companies will be taxable in the respective companies. Provisions for income taxes have been estimated as if both corporations had been taxable entities.

(5)	Adjust the basic and diluted weighted average number of shares outstanding for the 90,000 shares issued in connection with the acquisition of Digitalarrow.

2,267,372 Common Shares

MAMMA.COM INC.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. The prospectus does not contain an offer to sell or the solicitation of an offer to buy any securities other than the Common Shares, or contain an offer to sell or the solicitation of an offer to buy the Common Shares in any circumstances that would be unlawful. By delivering this prospectus to you and by permitting resale of the Common Shares with it, we do not mean to imply that no change has occurred in our affairs since the date of this prospectus or that the information contained in this prospectus is correct as of any time after that date.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Indemnification of Directors and Officers.

Mamma.com’s Articles of Association provide that our directors and officers are entitled to be indemnified out of our assets and shall, from time to time, be indemnified and saved harmless by the Corporation from and against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of such corporation or body corporate if (a) he acted honestly and in good faith with a view to the best interests of the Corporation; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

Item 9. Exhibits.

Exhibit

Number	Description of Exhibit

5.1	Opinion of Goodmans LLP
23.1	Consent of Independent Auditors
23.2	Consent of Independent Auditors
23.3	Consent of Spiegel Sohmer (contained in Exhibit 5)
99.1	Amended Report of PricewaterhouseCoopers LLP on consolidated balance sheets of Mamma.com Inc. and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, of cash flows and of shareholders' equity for each of the three years in the period ended December 31, 2003

Item 10. Undertakings.

The undersigned Registrant hereby undertakes as follows:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this Registration.Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that are incorporated by reference in this Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to this Registration Statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering, provided that a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Item 8.A. of Form 20-F if such financial statement and information are contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

(5)	That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(7)	Insofar as indemnification for liabilities arising under the Securities Actmay be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Montreal, Quebec on the 30th day of July, 2004.

MAMMA.COM INC.

/s/ Guy Fauré
By: Guy Fauré
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on July 30, 2004.

Signature	Title

/s/ Guy Fauré	President, Chief Executive Officer and Director

(Principal Executive Officer)

/s/ David Goldman	Executive Chairman and Director

/s/ Daniel Bertrand	Executive Vice President Finance and Chief Financial Officer

(Principal Accounting Officer)

/s/ Robert Raich	Director

/s/ Claude Forget	Director

/s/ Dr. David Schwartz	Director

/s/ Irwin Kramer	Director

EXHIBIT INDEX

Exhibit Number	Description of Exhibit	Page

5.1	Opinion of Goodmans LLP	56

23.1	Consent of Independent Auditors	58

23.2	Consent of Independent Auditors	59

23.3	Consent of Goodmans LLP (contained in Exhibit 5.1)	56

99.1	Amended Report of PricewaterhouseCoopers LLP on consolidated balance sheets of Mamma.com Inc. and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, of cash flows and of shareholders' equity for each of the three years in the period ended December 31, 2003	60